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                             May 10, 2024

       Daniel Burrows
       Group Chief Executive Officer
       Fidelis Insurance Holdings Limited
       Wellesley House South 90 Pitts Bay Road
       Pembroke
       Bermuda HM08

                                                        Re: Fidelis Insurance
Holdings Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 3,
2024
                                                            CIK No. 0001636639

       Dear Daniel Burrows:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance
       cc:                                              Joseph D. Ferraro, Esq.